EXHIBIT 99.1

Condensed Consolidated Interim Financial Statements

Formerly known as Global Green Matrix Corp.

Condensed Consolidated Interim Financial Statements
Three month periods ended March 31, 2014 and 2013
(Expressed in Canadian Dollars)

Unaudited - Prepared by Management

(Unaudited – See “Notice to Reader” on following page)

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed the condensed interim financial statements for the period ended 31 March 2014.

NOTICE TO READER OF THE FINANCIAL STATEMENTS

The condensed consolidated interim financial statements of Intercept Energy Services Inc. (the "Company"), comprised of the condensed consolidated interim statement of financial position as at 31 March 2014 and the condensed consolidated interim statements of loss and comprehensive loss, cash flows and changes in equity for the three months ended 31 March 2014 and 2013 are the responsibility of the Company’s management. These condensed consolidated interim financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of the Company, Grant Thornton LLP Chartered Accountants.

The condensed consolidated interim financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these condensed consolidated interim financial statements in accordance with International Financial Reporting Standards.

INTERCEPT ENERGY SERVICES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian dollars - Unaudited)
		March 31,	December 31,
	Notes	2014	2013
ASSETS

Current assets
Cash		$58,497	$8,845
Trade and other receivables	4	1,277,535	734,272
Prepaids and deposits		30,633	22,292
Inventory		11,816	-
Total current assets		1,378,481	765,409

Non-current assets
Equipment	5	3,888,656	4,014,068
Total non-current assets		3,888,656	4,014,068
TOTAL ASSETS		$5,267,137	$4,779,477

LIABILITIES

Current liabilities
Trade and other payables	6	$1,769,648	$969,223
Loans and borrowings	7	896,660	651,666
Finance lease obligations	8	1,661,728	1,833,960
Current portion of royalty obligations	9	453,245	453,245
Current portion of derivative liability	10	40,163	40,163
Total current liabilities		4,821,444	3,948,257

Non-current liabilities
Royalty obligations (Note 3)	9	2,064,601	2,064,601
Derivative liability	10	78,001	88,305
Loans and borrowings	7	322,896	313,039
Long term liabilities		2,465,498	2,465,945
TOTAL LIABILIITES		7,286,942	6,414,202

SHAREHOLDERS' DEFICIENCY
Share capital	11	11,117,213	11,117,213
Contributed surplus	13	5,679,760	5,646,571
Deficit		(18,816,778)	(18,398,509)
TOTAL DEFICIENCY		(2,019,805)	(1,634,725)
TOTAL LIABILITIES AND DEFICIENCY		$5,267,137	$4,779,477

On behalf of the Board:
“Randy Hayward”	Director	"Richard Oravec"	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

INTERCEPT ENERGY SERVICES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian dollars - Unaudited)
		Three months ended	Three months ended
		March 31,	March 31,
	Notes	2014	2013
			(restated note 20)
REVENUE
Rental income		$1,365,346	$937,264
		1,365,346	937,264

EXPENSES
Consulting fees	13	127,241	143,079
Depreciation	5	144,294	81,608
Equipment maintenance and rental		50,042	39,233
Fuel and sundry direct operating costs		587,067	195,706
Occupancy costs		44,102	22,627
Office and sundry		49,309	59,978
Professional fees		67,014	35,447
Royalties	9	217,083	139,059
Salaries and wages		362,161	198,332
Share based compensation		33,189	69,382
Travel, marketing and conferences		33,167	60,390
		1,714,669	1,044,841

Loss before other items		(349,323)	(107,577)

OTHER ITEMS
Interest income		-	225
Gain (loss) on derivative liability	10	(814)	-
Finance expense		(68,132)	(10,274)
		(68,946)	(8,979)

Net loss and total comprehensive loss for the year		$(418,269)	$(116,556)

Basic and diluted loss per common share		(0.00)	(0.00)
Weighted average number of common shares outstanding		109,289,794	82,628,684

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

INTERCEPT ENERGY SERVICES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIENCY

(Expressed in Canadian dollars - Unaudited)

	Share Capital
	Number of	Amount	Contributed	Subscription	Deficit	Total
	shares		surplus	advances

Balance at December 31, 2012 (restated note 20)	80,966,462	$9,293,446	$4,855,250	$10,000	$(15,364,528)	(1,205,832)

Private placements	3,400,000	170,000	-	(10,000)	-	160,000
Warrants	-	(19,791)	7,291	-	-	(12,500)
Share based compensation	-	-	69,382	-	-	69,382
Net loss and comprehensive loss for the period	-	-	-	-	(116,556)	(116,556)
Balance at March 31, 2013	84,366,462	9,443,655	4,931,923	-	(15,481,084)	(1,105,506)

Balance at December 31, 2013	109,289,794	11,117,213	5,646,571	-	(18,398,509)	(1,634,725)

Share based compensation	-	-	33,189	-	-	33,189
Net loss and comprehensive loss for the period	-	-	-	-	(418,269)	(418,269)
Balance at March 31, 2014	109,289,794	$11,117,213	$5,679,760	$-	$(18,816,778)	$(2,019,805)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

INTERCEPT ENERGY SERVICES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars - Unaudited)
	Three months ended	Three months ended
	March 31, 2014	March 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(418,269)	$(116,556)
Items not affecting cash:
Amortization of deferred gain on sale leaseback	-	(1,070)
Depreciation	144,294	81,608
Interest income	-	(225)
Interest expense	-	9,799

Share-based payments	33,189	69,382

Changes in non-cash working capital items:
Trade and other receivables	(543,263)	(657,422)
Prepaids and deposits	(8,341)	7,150
Inventory	(11,816)	-
Income taxes recoverable	-	1,292
Trade and other payables	800,425	391,768
	(3,781)	(214,274)

CASH FLOWS FROM INVESTING ACTIVITIES
Loans receivable	-	(38,000)
Acquisition of equipment	(18,882)	(400,948)
	(18,882)	(438,948)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares	-	160,000
Share issue costs	-	(12,500)
Loans and borrowings	257,422	495,661
Loans and borrowings repayments	(2,571)	-
Derivative liability	(10,304)	-
Finance leases	(172,232)	(12,690)
	72,315	630,471

Change in cash for the period	49,652	(22,751)

Cash, beginning of period	8,845	40,887

Cash, end of period	$58,497	$18,136

Supplemental disclosure with respect to cash flows (Note 19)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Three Months Ended March 31, 2014 and March 31, 2013

1.	Nature of operations and going concern

Intercept Energy Services Inc. (“Intercept Energy” or the “Company” or the “Corporation”) is an oil and gas service company whose primary business is providing an innovative and proprietary technology that heats water used in the fracturing process by exploration and production companies operating in Canada and the United States. These services are designed to enhance safety, increase efficiency and results in lower costs. The address of the Company’s registered office is 600-666 Burrard Street, Vancouver BC V6C 3P6.

These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and thus be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in these financial statements.

The Company incurred a net loss for the three months ended March 31, 2014 of $418,269 with a total accumulated deficit of $18,816,778.  There is doubt about the Company’s ability to continue as a going concern.  The Company’s continuation as a “going concern” is dependent upon its ability to achieve profitable operations, upon the continued financial support of its shareholders and upon its ability to obtain additional financing or equity.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.  Accordingly, these financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern.

The condensed interim consolidated financial statements were authorized for issue on May 30, 2014 by the Board of Directors of the Company.

2.	Significant accounting policies

Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) as issued by the International Financial Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies.

Basis of presentation

These condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases.   The parent controls a subsidiary if it is exposed or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary.

The consolidated financial statements include, on a consolidated basis, the assets, liabilities, revenues and expenses of the Company, and its wholly-owned subsidiary, 1503826 Alberta Ltd., from the date of acquisition on March 20, 2012 until the amalgamation with the Company on January 1, 2014.

All inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Three Months Ended March 31, 2014 and March 31, 2013

2.      Significant accounting policies (cont’d)

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include:

Judgments

Going concern

As disclosed in Note 1, these financial statements have been prepared in accordance with IFRS on a going concern basis, which assumes the realization of assets and discharge of liabilities in the normal course of business within the foreseeable future. Management uses judgment to assess the Company’s ability to continue as a going concern and the existence of conditions that cast doubt upon the going concern assumption.

It is management’s assessment that the going concern assumption is appropriate based on the following events discussed in (Note 22):

•
On April 29, 2014 the Company entered into a loan agreement with an arm’s length third party lender. Pursuant to the loan agreement, the lender has agreed to make revolving credit loans to the Company in the principal amount of up to $1,000,000, of which $608,000 had been advanced as at December 31, 2013 and is included in loans and borrowings, and $328,500 was advanced subsequent to the year end.  The amount of the loan is unsecured and bears interest at the rate of 12% per annum. The term of the agreement is for two years and provides that at any time after July 29, 2014, the lender is entitled to demand repayment of the whole or any portion of the outstanding amount of the loan. The proceeds from the loan will be used to retire accounts payable. In consideration for the lender agreeing to provide the loan, the Company has issued 900,000 common shares  at a deemed price of $0.05 per share, subject to final approval of the TSX Venture Exchange. The Bonus Shares will be subject to a hold period that expires on August 30, 2014.

•
On May 28, 2014 the Company announced a non-brokered private placement offering of up to 10,000,000 units at $0.05 per unit for proceeds of up to $500,000.  Each unit will consist of one common share of the Company and one share purchase warrant that entitling the holder to purchase one additional common share of the Company at a price of $0.075  per share for a two year period following closing of the offering. The warrants are subject to an accelerated expiry stating that if at any time, after the standard 4 month hold period, the closing price of the Company’s common shares on the TSX Venture Exchange exceeds $0.15 for any 10 consecutive trading days, the warrant holder will be given notice that the warrants will expire 31 days following the date of such notice.

Collectability of Accounts Receivable

In considering the collectability of accounts receivable, taken into account is the legal obligation for payment by the customer, as well as the financial capacity of the customer to fund its obligation to the Corporation.

Leases
Management uses judgment in determining whether a lease is a finance lease arrangement that transfers substantially all the risks and rewards of ownership

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Three Months Ended March 31, 2014 and March 31, 2013

2.	Significant accounting policies (cont’d)

Contingencies

Management uses judgment to assess the existence of contingencies. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. Management also uses judgment to assess the likelihood of the occurrence of one or more future events.

Estimates

Equipment

The cost less the residual value of each item of equipment is depreciated over its useful economic life. Depreciation is charged over the estimated life of the individual asset. Depreciation commences when assets are available for use. The assets’ useful lives and methods of depreciation are reviewed and adjusted if appropriate at each fiscal year end.

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation and no assurance can be given that the actual useful lives or residual values will not differ significantly from current assumptions.

Impairment

Intangible assets and equipment are tested for impairment if there is an indication of impairment. The carrying value of equipment and intangible assets is reviewed each reporting period to determine whether there is any indication of impairment. If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and an impairment loss is recognized in profit or loss. The assessment of fair values less costs of disposal or value in use, including those of the cash-generating units for purposes of testing intangible assets require the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, future capital requirements and operating performance. Changes in any of the assumptions or estimates used in determining the fair value of the assets could impact the impairment analysis.

Calculation of Share-based Compensation

The amount expensed for share-based compensation is based on the application of the Black-Scholes Option Pricing Model, which is highly dependent on the expected volatility of the Company’s share price and the expected life of the options. The Company used an expected volatility rate for its shares based on historical stock trading data adjusted for future expectations; actual volatility may be significantly different. While the estimate of share-based compensation can have a material impact on the operating results reported by the Company, it is a non-cash charge and as such has no impact on the Company’s cash position or future cash flows.

Royalty obligation

The Company has a royalty obligation liability. To estimate the fair value of the obligation, the Company makes estimates of future cash flows and discounts those cash flows at an estimated prevailing market rate of interest for a similar instrument. Management updates the estimated future cash flows by estimating future operating hours, revenues, future equipment purchases and other items required under the royalty agreement at each reporting date to assess whether the value of obligation should be adjusted. The effects of any change in the obligation are recognized in profit or loss in the current period.

Convertible debentures

The determination of the fair value of the liability component of the convertible debentures requires management to make estimates regarding the interest rate that the Company would have obtained for a similar secured loan without a conversion feature. Management takes into consideration the valuation of both components, historical data regarding issuances of warrants and the proceeds received upon issuance of the convertible debentures to determine the inputs used in the valuation models and the resulting fair value for each instrument.

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Three Months Ended March 31, 2014 and March 31, 2013

2.	Significant accounting policies (cont’d)

Derivative liability

The Company has a derivative liability embedded in its convertible debenture. To estimate the fair value of the derivative liability, the Company makes estimates of future cash flows and discounts those cash flows at an estimated discount rate. Management updates the estimated future cash flows by estimating future operating hours, revenues, operating costs, future equipment purchases and other items required under the royalty agreement at each reporting date to assess whether the value of derivative liability should be adjusted. The effects of any change in the obligation are recognized in profit or loss in the current period.

3.	New standards, amendments and interpretations

The following new Standards were issued by the IASB, and are effective for annual periods beginning on or after January 1, 2014. The Company retrospectively adopted these standards effective January 1, 2014 with no significant impact to its consolidated financial statements.

New standards adopted

As of January 1, 2014, the Company adopted amendments to IAS 36, "Impairment of Assets".  The amendments reduce the circumstances in which the recoverable amount of CGUs is required to be disclosed and clarifies the disclosures required when an impairment loss has been recognized or reversed in the period. There was no effect on the financial statements from the adoption of this standard.

As of January 1, 2014, the Company adopted IFRS Interpretations Committee ("IFRIC") 21 "Levies". IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified in the relevant legislation, occurs. There was no effect on the financial statements from the adoption of this standard.

IFRS 9 replaced the guidance of IAS 39, "Financial Instruments : Recognition and Measurement." This standard estimates the existing IAS 39 categories of held to maturity, available-for-sale and loans receivable.  Financial assets are classified into one of two categories: amortized cost or fair value.  There was no effect on the financial statements from the adoption of this standard.

4.	Trade and other receivables and loans receivable

	December 31, 2014	December 31, 2013

Trade receivables	$1,194,610	$650,560
Sales tax receivable	82,925	83,712
Total	$1,277,535	$734,272

The Company had an unsecured loan receivable of $15,000 that bore interest of 6% annually.  The loan is was repayable, principal and interest, in full, ten days after the Company provides the borrower with a written notice of demand.  At December 31, 2013 the loan receivable in the amount of $19,380 was determined to be uncollectible and was written off.

In addition $133,963 relating to non-current portion of loans receivable at December 31, 2013 was also written off as it was determined to be uncollectable.

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Three Months Ended March 31, 2014 and March 31, 2013

5.	Equipment (Restated (Note 20)

	Computer	Rental Equipment	Vehicles	Leasehold
				Improvements	Total
Cost
Balance, December 31, 2012	$2,388	$1,648,608	$178,057	$1,488	$1,830,541
Additions	4,197	2,394,651	628,093	-	3,026,941
Balance December 31, 2013	6,585	4,043,259	806,150	1,488	4,857,482
Additions	1,831	17,052	(1)	-	18,882
Balance March 31, 2014	$8,416	$4,060,311	$806,149	$1,488	$4,876,364

Depreciation
Balance, December 31, 2012	349	142,816	24,560	232	167,957
Impairment	-	309,174	-	-	309,174
Additions	1,130	294,625	70,230	298	366,283
Balance December 31, 2013	1,479	746,615	94,790	530	843,414
Additions	154	82,148	61,918	74	144,294
Balance December 31, 2014	$1,633	$828,763	$156,708	$604	$987,708
Net book value
Balance December 31, 2013	$5,106	$3,296,644	$711,360	$958	$4,014,068
Balance March 31, 2014	$6,783	$3,231,548	$649,441	$884	$3,888,656

As at March 31, 2014, net book value of rental equipment under finance lease obligations is $3,686,839 (December 31, 2013 - $3,040,445).

6.	Trade and other payables

	March 31, 2014	December 31, 2013

Trade payables	$1,098,425	$473,500
Accrued liabilities	236,110	222,870
Royalties payable	392,213	235,532
Other payables	-	34,273
Due to related party	42,900	3,048
Total	$1,769,648	$969,223

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Three Months Ended March 31, 2014 and March 31, 2013

7.	Loans and borrowings

	March 31, 2014	December 31, 2013

Automotive loan payable	$5,144	$7,715
Notes payable	864,810	643,951
Convertible debentures payable	349,602	313,039
	1,219,556	964,705
Less: current portion	(322,896)	(651,666)
	$896,660	$313,039

The automotive loan payable is repayable in monthly instalments of  $857, non-interest bearing, maturing September 10, 2014, secured by the related automotive equipment having a net book value of  $13,979 (December 31, 2013-$15,250).

The loans payable are unsecured, non-interest bearing and have no fixed terms of repayment.

The following table summarises the accounting for Convertible Debentures:

Debenture
Balance, December 31, 2012	153,000
Accrued interest expense	8,500
Extinguishment of debenture	(161,500)
Issuance of Debenture, March 22, 2013	245,000
Derivative liability component	(62,473)
Issuance of Debenture, April 15, 2013	200,000
Derivative liability component	(50,998)
Unamortized portion of cost of issuance	(26,706)
Accretion of liability component	8,216
Balance, December 31, 2013	313,039
Accretion of liability component	9,857
Balance, March 31, 2014	$322,896

The Company had unconverted convertible debentures of $85,000 bearing interest at 10% per annum and were due on December 15, 2004.  The debentures were convertible at the option of the debenture holder into fully paid, non-assessable common shares without par value in the capital of the Company at a conversion price in the range of $2.25 to $3.00 per common share. This amount is not expected to be repaid or converted to equity and currently the Company has the intention and the legal ability to extinguish this liability. As such, the Company recognized a gain of $161,500 in the profit and loss for the current year.

During the year ended December 31, 2013, the Company completed first and second tranche of a private placement for the sale of convertible debentures for gross proceeds of $445,000. The proceeds were used to pay for half of a heating unit. The debenture bears interest at a rate of 12 % per annum, payable semi-annually from the closing date and also contains an override royalty of 2 % per annum on the gross profits earned by up to 5 Big Heat units, payable semi-annually from the closing date. The debentures are convertible into common shares of the Company at a price of $0.50 for the first twelve months; $1.00 for the second twelve months; and $1.50 after the first twenty-four months commencing on the closing dates of two separate closing dates being March 22, 2013 for $245,000 and April 15, 2013 for $200,000. These debentures are secured by equipment with a net book value of $381,428 and are subordinated to the finance leases (Note 5).

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Three Months Ended March 31, 2014 and March 31, 2013

7.	Loans and borrowings (cont'd)

The debentures are convertible into common shares of the Company at a price of $0.50 for the first twelve months; $1.00 for the second twelve months; and $1.50 after the first twenty-four months commencing on the closing dates of two separate closing dates being March 22, 2013 for $245,000 and April 15, 2013 for $200,000.

The debentures have been classified as debt, net of unamortized issue costs and net of the value of the derivative liability (see Note 10). The value of the conversion feature after allocation of the derivative liability amount was not material and hence equity component of the convertible debenture has not been set up.  The balance liability portion net of derivative liability is measured at amortized cost and will accrete up to the principal balance at maturity using the effective interest rate method.  The accretion and the interest paid are expensed as finance expense in the statement of net loss and comprehensive loss.  The value of the conversion feature was determined at the time of issue as the difference between the principle value of the debentures and the discounted cash flows assuming a rate of 20%.

Issue costs are amortized into income over the life of the debentures using the effective interest rate method.

For the period ended March 31, 2014 $13,350 (2013 - $645) in interest expense related to these debentures has been recognized under finance expense in the statement of net loss and comprehensive loss.

As at March 31, 2014 there is $31,537 in accrued interest payable related to the above debentures (December 31, 2013 - $18,187).

8.	Finance lease obligations

Finance lease obligations relate to rental equipment used in the Company’s rental operations.  Collateral consists of the related equipment and a general security agreement covering all present and after acquired equipment including intangibles, and the proceeds of sale on the secured equipment.

During the 2013 the Company entered into finance leases with a major Canadian bank in order to fund purchases of rental equipment including vehicles to move heating units to client sites. These leases bear interest at rates varying from 5.08% to 5.57%, and are secured by the fact that the bank retains title to the assets until the leases are paid over three years at which time title passes to the Company for one dollar per unit. As part of this arrangement the Company committed to a credit facility of $2 million under which the finance leases were drawn. Under this facility the Company was required to maintain a debt service coverage ratio of 1.25 to 1. The Company has not maintained the ratio and the bank has the right under the agreement to demand immediate payment under the leases. The leases are therefore classified as current liabilities. The bank has not demanded payment and there is no correspondence between the Company and the Bank regarding this default.

The principal value of the finance lease obligations have been classified as current on the statement of financial position but if the leases were not demanded then, expected repayments are as follows:

March 31, 2014	Future minimum lease payments	Interest	Principal value of minimum lease payments
Less than one year	$797,545	$74,111	$723,434
Between one and five years	985,639	35,465	950,174
More than five years	-	-	-
Total	$1,783,184	$1,095,576	$1,673,598

December 31, 2013	Future minimum lease payments 2013	Interest 2013	Principal value of minimum lease payments 2013
Less than one year	$787,297	$83,791	$703,506
Between one and five years	1,180,946	50,492	1,130,454
More than five years	-	-	-
Total	$1,968,243	$134,283	$1,833,960

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Three Months Ended March 31, 2014 and March 31, 2013

9.	Royalty obligation (Restated (Note 20))

On March 20, 2012 the Company entered into a royalty agreement on acquisition of Intercept Rentals (Note 4).  As per this agreement 10% royalty on the gross revenues from the operation of the frac water heating technology is payable for period of ten years, at which time it expires. The royalty obligation is measured in the statement of financial position at the fair value of the expenditure expected to be required to settle the financial liability using a post-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.  The change in fair value arising from a reassessment of the estimated liability is recognized in the statement of net loss and comprehensive loss as royalty expense.

Royalty obligation and expense	Royalty obligation balance	Royalty expense
Balance, December 31, 2012	$1,713,962
- Current portion	150,912
- Long term portion	1,563,050
	$1,713,962
Royalty expense (Note 18 (b))	-	46,353
Royalty obligation expense	-	92,706
Fair value adjustment of liability	-	-
Balance, March 31, 2013	$1,713,962	$139,059
- Current portion	150,912
- Long term portion	1,563,050
	$1,713,962

Balance, December 31, 2013	$2,517,846
- Current portion	453,245
- Long term portion	2,064,601
	$2,517,846
Royalty expense (Note 18 (b))	-	82,361
Royalty obligation expense	-	134,722
Fair value adjustment of liability	-	-
Balance, March 31, 2014	$2,517,846	$217,083
- Current portion	453,245
- Long term portion	2,064,601
	$2,517,846

If the discount rate used in calculating the fair value of royalty obligations change by 1% the royalty obligation liability at March 31, 2014 will change by $81,235 (December 31, 2013 - $81,235).

10.	Derivative liability

The Company issued convertible debentures in 2013 for total proceeds of $445,000 in two tranches; March 22, 2013 - $225,000 and April 15, 2013 - $200,000 (Note 9).  As part of this convertible debenture issue the Company agreed to pay an override royalty of 2 % per annum on the gross profits earned by up to 5 Big Heat units, payable semi-annually from the closing date. This liability is treated as a derivative liability on the statement of financial position.  The derivate liability is measured in the statement of financial position at the fair value of the expenditure expected to be required to settle the financial liability using a post-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.  The change in fair value arising from a reassessment of the estimated liability is recognized in the statement of net loss and comprehensive loss as gain (loss) on derivative liability.  The following table summarizes the derivative liability recognized in the net loss and comprehensive loss and in the statement of financial position:

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Three Months Ended March 31, 2014 and March 31, 2013

10.	Derivative liability (cont’d)

Derivative liability and gain (loss) on derivative liability	Derivative liability balance	Gain (loss) on derivative liability
Balance, December 31, 2012	$-	$-
On issue of $245,00 convertible debenture (Note 9)	62,473	-
Fair value adjustment of liability	-	-
Balance, Marh 31, 2013	$62,473	$-
- Current portion	19,531
- Long term portion	42,942
	$62,473

Balance, December 31, 2013	$128,468	$-
- Current portion	40,163
- Long term portion	88,305
	$128,468
Derivative loss for the period	-	$11,118
Fair value adjustment of liability	(10,304)	(10,304)
Balance, March 31, 2014	$118,164	$814
- Current portion	40,163
- Long term portion	78,001
	$118,164

If the discount rate used in calculating the fair value of the derivative liability change by 1% the derivative liability at March 31, 2014 will change by $2,475 (December 31, 2013 - $2,475).

11.	Share capital (Restated (Note 20))

Authorized share capital

Unlimited number of common voting shares and unlimited number of preferred non-voting shares with no par value.

Issued share capital

At March 31, 2014 there were 109,289,795 (December 31, 2013 - 109,289,795) issued and fully paid common shares.    As at the time of this filing there are 110,189,795 issued and outstanding shares.

Please refer to the Consolidated Statements of Changes in Equity for a summary of changes in share capital and contributed surplus for the years ended December 31, 2013 and 2012.

Private placements and other share issuance

For the period ended March 31, 2014

No transactions for the period.

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Three Months Ended March 31, 2014 and March 31, 2013

11.	Share capital (Restated (Note 20)) (cont’d)

For the year ended December 31, 2013

1)
On December 3, 2013 the Company completed the second tranche of the non-brokered placement for shares offered at $0.075 per share. A total of 773,333 shares were issued representing gross proceeds of $58,000.

2)
On October 8, 2013, the Company completed a non-brokered private placement for a total of 7,983,333 Shares. The offering consisted of common shares in the Company offered at a price of $0.075 per share. The Company received gross proceeds of $598,750. The Company further paid $58,750 for Finders fees.

3)
On November 11, 2013 the Company entered into an agreement with Energy Manufacturing LLC whereby they were issued 5,500,000 common shares of IES for a deemed value of $412,500 which was the trading price and as agreed with the seller towards the purchase price of an additional Water Heating Unit.

4)
On September 13, 2013 the Company issued 300,000 common shares on exercise of options by an insider for $0.10 per share for gross proceeds of $30,000. The fair value transferred from contributed surplus to share capital was $24,000.

5)
On May 31, 2013 the Company completed the first tranche of a non-brokered private placement for shares offered at a price of $0.075 per share. A total of 8,000,000 shares were issued representing gross proceeds of $600,000.

On June 28, 2013 the Company completed the second tranche of the non-brokered private placement for shares offered at a price of $0.075 per share. A total of 2,366,667 shares representing gross proceeds of $177,500 were issued. Gross proceeds for both tranches was $777,500.

The Company paid finder’s fees of $77,750 cash in relation to the $777,500 raised for the placement.

6)
On February 15, 2013, the Company completed a non-brokered private placement for a total of 3,400,000 units representing gross proceeds of $170,000. Each unit consists of one share and one share purchase warrant. Each warrant entitled the holder to purchase one additional common share for a period of 2 years from the closing date at an exercise price of $0.15 per share.

The Company also paid a finder’s fee of $12,500 cash and issued 250,000 finder’s warrants. Each finder's warrant is exercisable at $0.15 into one common share of the Company for 2 years from the issuance date.

The fair value of the finders’ warrants, being $10,783 was determined using the Black-Scholes option pricing model weighted average assumptions with a volatility of 141%, average risk free interest rate of 1.13%, expected life of 2 years and a dividend rate of 0%.

Based on the relative fair value of each of the components, the sale of these units during the year has resulted in $57,200 of the net proceeds being allocated to contributed surplus in respect to the warrants.

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Three Months Ended March 31, 2014 and March 31, 2013

11.	Share capital (Restated (Note 20)) (cont’d)

Warrants

As at March 31, 2014 and December 31, 2013, the following share purchase warrants were outstanding (and include the finders warrants in note 14):

Expiry Date	Exercise Price	March 31, 2014	December 31, 2013

July 13, 2015(1)	$0.20	15,398,333	15,398,333
July 24, 2014	$0.18	7,831,569	7,831,569
August 8, 2014	$0.18	6,018,761	6,018,761
September 20, 2014	$0.15	1,480,000	1,480,000
November 6, 2014	$0.15	4,210,000	4,210,000
December 14, 2014	$0.15	3,250,000	3,250,000
December 27, 2014	$0.15	2,200,000	2,200,000
January 25, 2015	$0.15	2,000,000	2,000,000
February 20, 2015	$0.15	1,650,000	1,650,000

		44,038,663	44,038,663

(1)
During the year ended December 31, 2013, the Company announced that 15,398,333 common share purchase warrants, exercisable at $0.20 per share, and having an expiry date of July 13, 2013, have been extended and will expire on July 13, 2015. During the year ended December 31, 2012, the Company announced that 15,398,333 common share purchase warrants, exercisable at $0.20 per share, and having an expiry date of July 13, 2012, were extended and would have expired on July 13, 2013.

12.	Finder’s warrants

The Company has issued warrants as compensation for arranging financing

	Number of warrants	Weighted average price when granted	Weighted average exercise price
Balance outstanding, December 31, 2012	1,406,565	$0.09	$0.16
Issued	250,000	$0.08	$0.15
Balance outstanding, December 31, 2013 and March 31, 2014	1,656,565	$0.09	$0.16

Balance exercisable, December 31, 2013 and March 31, 2014	1,656,565	$0.09	$0.16

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Three Months Ended March 31, 2014 and March 31, 2013

13.	Share-based compensation

Contributed surplus
Contributed surplus relates to stock options, finders warrants and share purchase warrants that have been issued by the Company.

Stock options
The Company follows the policies of the TSX Venture Exchange, under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company.  The exercise price of each option equals the market price of the Company’s common shares as calculated on the date of grant.  The options can be granted for a maximum term of 5 years.  The vesting period for all options is at the discretion of the board of directors.

Option transactions and the number of options outstanding are summarized as follows:

	Number of options	Weighted average market price when granted	Weighted average exercise price	Weighted average share price at date of exercise
Balance December 31, 2013	9,275,000	0.07	0.11
Cancelled during the period	(600,000)	0.07	0.10
Balance outstanding, March 31, 2014	8,675,000	0.07	$0.11

Balance exercisable, March 31, 2014	7,925,000	.07	$0.10
Balance exercisable, December 31, 2013	7,937,500	.07	$0.10

Weighted average contractual life, March 31, 2014		3.03 years
Weighted average contractual life, December 31, 2013		3.28 years

Weighted average fair value of options issued, March 31, 2013		NA
Weighted average fair value of options issued, December 31, 2013		$0.0691

For the period ended March 31, 2014

i)	On March 30, 2014, the Company cancelled 600,000 options granted to consultants at an exercise price of $0.10 per share.

For the period ended December 31, 2013

ii)
On January 7, 2013, the Company granted 2,600,000 stock options at an exercise price of $0.10 per common share to directors, officers and consultants of the Company. The option grant vested immediately, exercisable until January 7, 2017.

iii)
On March 5, 2013, the Company granted 200,000 options at an exercise price of $0.10 per share to a consultant of the Company. The option grant will vest quarterly over 12 months, exercisable until March 5, 2017.

iv)
On May 1, 2013 the Company granted 4,400,000 options at an exercise price of $0.10 per share to Directors, officers and consultants of the Company. The option grant vested immediately on date of grant, exercisable until May 1, 2017.

v)
On May 1, 2013, the Company granted 2,275,000 options at an exercise price of $0.10 per share to consultants of the Company. The option grant will vest quarterly over 12 months, exercisable until May 1, 2017.

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Three Months Ended March 31, 2014 and March 31, 2013

13.	Share-based compensation (cont'd)

vi)
On May 1, 2013, the Company granted 1,200,000 options at an exercise price of $0.10 per share to a consultant of the Company. The option grant will vest quarterly over 24 months, exercisable until May 1, 2017.

vii)	On July 1, 2013 the Company granted 400,000 options at an exercise price of $0.10 per share to consultants of the Company which vested immediately on the date of grant, exercisable until July 1, 2018.

viii)	On September 13, 2013 300,000 options were exercised at an exercise price of $0.10 of those issued May 1, 2013.

ix)
On September 23, 2013 the Company canceled 2,000,000 options granted to a consultant at an exercise price of $0.10 per share. The options were part of the grant made on May 1, 2013 to consultants of the Company.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the period ended March 31, 2014 and December 31, 2013:

	March 31, 2014	December 31, 2013

Risk-free interest rate	Na	1.25%
Expected life of options	Na	4 years
Annualized volatility	Na	162%
Average trading price	Na	$0.07
Forfeiture rate	Na	nil
Dividend rate	Na	nil

14.	Basic and diluted loss per share (Restated (Note 20))

The calculation of basic and diluted loss per share for the period ended March 31, 2014 was based on the loss attributable to common shareholders of $428,573 (2013 - $116,566) and the weighted average number of common shares outstanding of 109,289,784 (2013 - 82,628,684).

Diluted loss per share did not include the effect of 44,038,663 (2013- 44,038,663) share purchase warrants and finders warrants, 8,675,000 stock options (2013-3,300,000), and   conversion of convertible debentures to 890,000 shares as they were anti-dilutive.

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Three Months Ended March 31, 2014 and March 31, 2013

15.	Related party transactions

Key management personnel compensation

	Three months ended
	March 31, 2014	March 31, 2013
Short-term employee benefits - management	$48,000	$30,000
Office rent	1,050	1,050
	$49,050	$123,800

These transactions are in the normal course of operations and are measured at the amount of consideration established and agreed to by the related parties.

Related party balances

The following amounts due to related party are included in trade and other payables:

	March 31, 2014	December 31, 2013
Due to an officer of the Company	$42,900	$3,048
Due to a director of the Company	- 0	24,150
	$42,900	$27,198

       These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

On February 28, 2014, the Company entered into a lease arrangement to lease a truck and heating unit for 50% of the operating income of the unit. The term of the arrangement is indefinite.  The entity which owns this truck is controlled by a person who was appointed Director of the Company subsequent to this agreement. The truck did not operate during the quarter.

16.	Management of capital

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to continue the business of the Company. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes its components of equity. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or issue debt.

At this stage of the Company’s development, in order to maximize ongoing development efforts, the Company does not pay out dividends.  Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the period ended March 31, 2014.  The Company is not subject to externally imposed capital requirements.

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Three Months Ended March 31, 2014 and March 31, 2013

17.	Financial risk management

IFRS 13, Fair Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1   -   quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2   -   inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3   -   inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash, trade and other receivables, loans receivable, trade and other payables, and loans and notes payable approximate their fair values due to their short terms to maturity.

The fair value of finance lease obligations are estimated to approximate their carrying values because the interest rates do not significantly differ from market interest rates (level 2).

The royalty obligation and the derivative liability are carried at fair value (level 3).

The fair value of the convertible debentures are estimated to approximate the current value.

Financial risks

The Company has exposure to the following risks from its use of financial instruments:
•	Credit risk
•	Liquidity risk
•	Market risk

Credit risk

The Company's credit risk is primarily attributable to cash, trade and other receivables and loans receivable. The Company has no significant concentration of credit risk arising from operations. Cash consists of chequing account at reputable financial institution, from which management believes the risk of loss to be remote. Federal deposit insurance covers balances up to $100,000 in Canada. Trade and other receivables mainly consist of trade receivables, and amounts due from government agencies. The Company limits its exposure to credit loss for cash by placing its cash with high quality financial institution and for trade and other receivables by standard credit checks.  At March 31, 2014, the Company’s exposure to credit risk is minimal. There are no past due or impaired accounts receivable.  At March 31, 2014, 95% (December 31, 2013 - 94%) of the Company's trade accounts receivable was due from 5 (December 31, 2013 - 4) customers. Subsequent to March 31, 2014, as at the date of the MD&A 73% of the outstanding accounts receivable of $1,277,535 outstanding at March 31, 2014 was collected.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash.

As at March 31, 2014, the Company had a cash balance of $58,497 (December 31, 2013 - $8,845) to settle current liabilities of $ 4,821,444 (December 31, 2013 - $3,948,257).

Historically, the Company's main source of funding has been the issuance of equity securities for cash, primarily through private placements and loans from related and other parties. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Three Months Ended March 31, 2014 and March 31, 2013

17.	Financial risk management (cont'd)

Current liabilities are payable on demand, convertible debentures have a five year term and finance leases each have a three year term.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and  foreign exchange rates.

a)	Interest risk

The Company has cash balances and interest-bearing loans payable.  The Company’s loans and notes payable, convertible debentures and finance leases bear interest at fixed interest rates, and as such, the Company is not exposed to interest rate risk on its loans payable.

b)	Foreign currency risk

The Company does not have any balances denominated in a foreign currency and believes it has no significant foreign currency risk.

18.	Commitments

a)      The Company has entered into an operating lease commitment exclusive of occupancy costs for premises as follows:

2014	$96,772
2015-2017	282,252
Total	$379,024

b)
During the year ended December 31, 2012, the Company became party to an agreement pay a royalty of 5% of gross sales realized utilizing the technology of the royalty holder, payable monthly. The agreement remains in force while the technology is being used.

The agreement is an executory contract and therefore all royalty payments under the contract are recognized as they become due.

19.	Supplemental disclosure with respect to cash flows

	Three Months Ended
	March 31, 2014	March 31, 2013
Cash received for income taxes	-	$-
Cash paid for interest	58,275	378
	58,275	$378

During the year ended December 31, 2013 5,500,000 common shares were issued at $0.075 per share for $412,500 in total as consideration for the purchase of rental equipment. This transaction was excluded from the statement of cash flows.

During 2013, the Company acquired equipment of $2,367,199 through the assumption of finance leases.

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Three Months Ended March 31, 2014 and March 31, 2013

20.	Restatements

The Company has restated the 2012 financial statements as follows:

•
Goodwill: Goodwill on the acquisition of Intercept Rentals has been restated to $Nil from $1,329,465.  Intercept Rentals new heating technology called "BIG HEAT", is a patent pending propane powered Frack Water Heating System that provides a safer and more efficient heating method than the methods used today by the oil & gas companies and their fracking operations. An assessment was made and any excess consideration over the net identifiable assets was concluded to be be the value of the "BIG HEAT" technology and therefore goodwill was restated to $Nil.

•
Technology asset, impairment of technology asset and royalty liability: Also as a result of this assessment a technology asset of $2,056,729 was recorded along with a royalty liability of $1,674,881 relating to the 10% contingent royalty payable to the former Intercept Rentals shareholders. This contingent consideration was not previously reported (Note 4).  Technology asset was fully impaired at December 31, 2012. As at December 31, 2012 the royalty liability was recalculated at $1,713,962 an increase of $39,081(Note 11) that has been included in the consolidated statement of net loss and comprehensive loss for 2012.

•
Liability on acquisition of Intercept Rentals: A liability of $289,400 erroneously recorded in the acquiree’s books as part of the Intercept Rentals acquisition has been reversed effective March 20, 2012.

•
Prepaids and deposits, trade and other liabilities and impairment of equipment: An amount of $149,600 previously reported as prepaid deposit was capitalized to equipment.  Also related to this equipment, trade and other payables were increased by $159,574 to correct for previously unrecorded obligations created on the acquisition of this equipment.  These two adjustments resulted in increase in equipment by $309,174.  At December 31, 2012 this equipment of $309,174 was impaired.

•
Share capital and contributed surplus: Throughout 2012 the Company completed  private placement financings of 23,583,765 units for gross proceeds of $1,704,939. Each unit consisted of one share and one share purchase warrant, with each warrant exercisable to acquire an additional share for a period of 18 to 24 months from the closing date at a price from $0.15 to $0.18.  Based on the relative fair value of each of the components, the sales of these units during the year has resulted in $708,316 of the net proceeds being allocated to contributed surplus in respect to the warrants.  As a result of this share capital has been reduced and contributed surplus has been increased by $708,316 to reflect the warrant portion of the value of these units that was not previously recorded (Note 13).

•
Accumulated other comprehensive income ("AOCI"): Accumulated other comprehensive income (AOCI) of $53,195 has been reclassified to contributed surplus in the opening 2012 balances. This amount was erroneously classified as AOCI when the Company exited the United States and the translation adjustment giving rise to the AOCI was realized.

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Three Months Ended March 31, 2014 and March 31, 2013

20.	Restatements (cont'd)

The effect of the restatements on the consolidated statements of financial position as at December 31, 2012 is as follows:

	As previously reported	Adjustments	As restated
$	December 31,		December 31,
	2012		2012
Prepaids and deposits	169,620	(149,600)	20,020
Goodwill	1,329,465	(1,329,465)	-
Trade and other payables	555,074	159,574	714,648
Loans and borrowings (current portion)	807,006	(289,460)	517,546
Royalty obligation	-	1,713,962	1,713,962
Share capital	10,659,919	(708,316)	9,951,603
Contributed surplus	4,146,934	708,316	4,855,250
Deficit	(13,012,738)	(3,009,947)	(16,022,685)
Accumulated other comprehensive income	53,195	(53,195)	-

The effect of the restatement on the consolidated statements of net loss and comprehensive loss for the year ended December 31, 2012 is as follows:

	As previously reported	Adjustments	As restated
$	December 31,		December 31,
	2012		2012
Impairment of technology asset	-	2,056,729	2,056,729
Impairment of equipment	-	309,174	309,174
Royalties	50,293	39,082	89,375

Net loss and comprehensive loss for the year	(1,728,041)	(2,404,985)	(4,133,026)

Basic and diluted loss per common share	(0.03)	(0.03)	(0.06)

The effect of the restatement on the consolidated statements of cash flows for the year ended December 31, 2012 is as follows:

	As previously reported	Adjustments	As restated
$	December 31,		December 31,
	2012		2012
Cash flows from operating activities
Net loss and comprehensive loss for the year	(1,728,041)	(2,404,985)	(4,133,026)
Prepaids and deposits	(23,712)	149,600	125,888
Trade and other payables	23,944	139,860	163,804
Impairment of technology asset	-	2,056,729	2,056,729
Impairment of equipment	-	309,174	309,174
Royalty liability	-	39,082	39,082
Cash flows from financing activities
Loans and borrowings (current portion)	648,547	(289,460)	359,087

21.	Segmented disclosure

The Company has one operating segment-oilfield services and at March 31, 2014 all of the Company’s activities and assets were in Canada except for revenue for the three months ended March 31, 2014 of $0.3 million (2013 - $nil) and expenses for the three months ended March 31, 2014 of $0.1 million (2013 - $nil) in the United States. During the 3 month period ended March 31, 2014 95% (2013 - 95%) of sales were to 5 (2013 - 5) customers.

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Three Months Ended March 31, 2014 and March 31, 2013

22.	Subsequent events

a)
On April 29, 2014 the Company entered into a loan agreement with an arm’s length third party lender. Pursuant to the loan agreement, the lender has agreed to make revolving credit loans to the Company in the principal amount of up to $1,000,000, of which $608,000 had been advanced as at December 31, 2013 and is included in loans and borrowings, and $328,500 was advanced subsequent to the year end.  The amount of the loan is unsecured and bears interest at the rate of 12% per annum. The term of the agreement is for two years and provides that at any time after July 29, 2014, the lender is entitled to demand repayment of the whole or any portion of the outstanding amount of the loan. The proceeds from the loan will be used to retire accounts payable. In consideration for the lender agreeing to provide the loan, the Company has issued 900,000 common shares  at a deemed price of $0.05 per share, subject to final approval of the TSX Venture Exchange. The Bonus Shares will be subject to a hold period that expires on August 30, 2014.

b)
On May 16, 2014 the British Columbia Securities Commission ("BCSC") issued a full revocation order with respect to the cease trade order dated May 8, 2014 issued by the BCSC. The revocation order was issued following the Company's completion and filing of audited annual financial statements for the year ended December 31, 2013 and the related management's discussion and analysis and certification of the foregoing filings as required by National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109").

c)	On May 23, 2014 the TSX Venture issued a bulletin stating that effective May 26, 2014 trading in the securities of the Company would resume.

d)
On May 28, 2014 the Company announced a non-brokered private placement offering of up to 10,000,000 units at $0.05 per unit for proceeds of up to $500,000.  Each unit will consist of one common share of the Company and one share purchase warrant that entitling the holder to purchase one additional common share of the Company at a price of $0.075  per share for a two year period following closing of the offering. The warrants are subject to an accelerated expiry stating that if at any time, after the standard 4 month hold period, the closing price of the Company’s common shares on the TSX Venture Exchange exceeds $0.15 for any 10 consecutive trading days, the warrant holder will be given notice that the warrants will expire 31 days following the date of such notice.